MANAGEMENT’S DISCUSSION AND ANALYSIS

June 2, 2014

In this Management’s Discussion and Analysis (MD&A), “we”, “Nordion”, and “the Company” refer to Nordion Inc.  In this MD&A, we explain Nordion’s results of operations and cash flows for the three and six months ended April 30, 2014, and our financial position as of April 30, 2014. You should read this MD&A in conjunction with our unaudited consolidated financial statements and related note disclosures for the same period. Readers are also referred to Nordion’s 2013 audited annual consolidated financial statements, MD&A, Annual Information Form (AIF), Annual Report, Form 40-F, April 22, 2014 management information circular (Information Circular), May 8, 2014 first supplement to the Information Circular (First Supplement), and June 2, 2014 second supplement to the Information Circular (Second Supplement) with respect to an arrangement involving Nordion and Sterigenics International LLC (Sterigenics). These documents and additional information regarding Nordion are available on Nordion’s website at www.nordion.com or at www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of Nordion’s current results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the current fiscal year with those of the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess Nordion’s future prospects. In addition, we provide “forward-looking statements” that are not historical facts.  Accordingly, certain sections of this report contain forward-looking statements that are based on our current plans and expectations, which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations.  These may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the “Risk Factors” section in our 2013 AIF, the Information Circular and Supplement, and elsewhere in this MD&A.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date.  We caution our readers that actual events and results may vary materially from those anticipated in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements that may be contained herein, except as required by law.  Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties.

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Amounts are in thousands of United States (U.S.) dollars, except per share amounts and where otherwise noted.

1) Business Overview

Our business

Nordion is a global health science company providing market-leading products and services used for the prevention, diagnosis and treatment of disease. Our products benefit the lives of millions of people in more than 40 countries around the world and are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. We have approximately 400 highly skilled employees, primarily located in Canada.

We operate our Specialty Isotopes business which includes two segments: Sterilization Technologies and Medical Isotopes. These segments are supported by centralized corporate functions. We previously operated Targeted Therapies as a separate business unit which we divested during the third quarter of fiscal 2013.

We report our operations as two business segments: Sterilization Technologies and Medical Isotopes, as well as certain corporate functions and activities reported as Corporate and Other, in accordance with U.S. GAAP.

Sterilization Technologies
Our Sterilization Technologies segment is focused on the prevention of disease through terminal (in final packaging) sterilization of medical products and devices, as well as food and consumer products. We produce and install Cobalt-60 (Co-60) radiation sources for gamma sterilization systems. We also design, construct, install, and maintain commercial gamma sterilization systems, referred to as production irradiators.

We are one of the world's leading suppliers of Co-60, an isotope that produces gamma radiation that destroys harmful micro-organisms. Gamma sterilization technologies are used globally to sterilize approximately 40% of single use medical products, including disposable medical devices and supplies such as surgeon's gloves, syringes, sutures and catheters, as well as pharmaceuticals. Gamma sterilization is also used for the treatment of food and consumer products.

We also sell relatively small quantities of Co-60 with higher radioactivity levels that are used in medical equipment as radiation sources for cancer treatments. We refer to this Co-60 product as sealed sources. In this application, gamma rays are used in an effort to damage tumour cells and kill them. Today, Co-60 remains a critical part of treatment for brain and other cancers because it is reliable and easier to use than other methods.

Medical Isotopes
Our Medical Isotopes segment primarily focuses on products used in the diagnosis and treatment of disease, including cardiac and neurological conditions, and several types of cancer. According to the World Nuclear Association, over 10,000 hospitals worldwide use radioisotopes with about 90% of the procedures being for diagnostic purposes.

We sell a breadth of isotopes, which our customers incorporate into products that are used in medical procedures. Our primary product is Molybdenum-99 (Mo-99) which decays into Technetium-99 (Tc-99m), a diagnostic that is utilized in approximately 80% of nuclear medical procedures worldwide (source: World Nuclear Association).

Mo-99 is produced in a nuclear reactor along with other isotopes we sell, including Xenon-133 (Xe-133) used in lung scans, Iodine-131 (I-131) used to treat hyperthyroidism, thyroid cancer and non-Hodgkin’s lymphoma, and Iodine-125 (I-125) used to treat prostate cancer. We refer to isotopes produced in nuclear reactors as reactor isotopes.

We manufacture other isotopes at our facility in Vancouver, Canada which are produced in a cyclotron; these are reported as Cyclotron isotopes. We produce a number of Cyclotron isotopes including Iodine-123 (I-123) used to diagnose thyroid disease, Strontium-82 (Sr-82) used in cardiac imaging, and Indium-111 (In-111) used to diagnose certain types of cancer.

At our Ottawa facility, we also currently contract manufacture TheraSphere® for BTG plc (BTG).

Corporate and Other
Certain of Nordion’s shared corporate functions and activities are reported as Corporate and Other.

Nordion is a publicly traded company listed on the Toronto Stock Exchange (TSX: NDN) and on the New York Stock Exchange (NYSE: NDZ). The number of outstanding Nordion common shares at April 30, 2014 and June 2, 2014 was 61,909,301.

2014 business and corporate developments

Completion of Strategic Review

In January 2013, we initiated a review of strategic alternatives with a view to enhancing shareholder value. In July 2013, we completed the sale of the Targeted Therapies business to BTG, reaching the conclusion of the first phase of the strategic review.

Sale of Nordion to Sterigenics
During the quarter, on March 28, 2014, the Company announced that it has entered into a definitive agreement to be acquired by Sterigenics (Arrangement Agreement), an affiliate of GTCR LLC. On May 5, 2014, the Company announced that it entered into a first amendment to the previously announced Arrangement Agreement with Sterigenics providing for an increased cash consideration of US$12.25 per share. On June 2, the Company announced the entering into of a second amendment to the previously announced amended Arrangement Agreement (Amended Arrangement Agreement) providing for, among other things, a new increased cash consideration of US$13.00 per share. The total proposed transaction is valued at approximately US$805 million and will be funded using a combination of new debt facilities and equity financing, both of which are fully committed, Sterigenics's cash on hand, and a portion of Nordion's cash on hand.

The Amended Arrangement Agreement provides for a non-solicitation covenant on the part of the Company, subject to customary “fiduciary out” provisions, and a right in favour of Sterigenics to match any superior proposal. A termination fee of $38.0 million is payable to Sterigenics in certain circumstances, including if the Company terminates the agreement to accept a superior proposal approved by the Company’s Board. The proposed transaction is also subject to customary closing conditions, including shareholder and regulatory approvals and a reverse break fee of up to $24.0 million would be payable by Sterigenics to Nordion if the transaction is terminated as a result of Sterigenics breaching its representations and warranties or for the failure by Sterigenics to obtain its financing.

The Company’s shareholders will be asked to vote on the proposed transaction at an annual general and special meeting (Meeting) initially scheduled to take place on May 27, 2014. The Company postponed the Meeting on May 27, 2014 to June 3, 2014 and further postponed it on June 2, 2014 such that the Meeting is now scheduled to take place on June 6, 2014.

Further details of the Arrangement are set out in our Information Circular dated April 22, 2014, the First Supplement and the Second Supplement to the Information Circular dated May 8, 2014, and June 2, 2014, which are available on Nordion’s website at www.nordion.com or at www.sedar.com or at www.sec.gov.

The Company incurred $7.6 million and $8.5 million of strategic review costs during the three and six months ended April 30, 2014, respectively, which was included in selling, general and administration expenses.

Potential Stock Exchange Delisting and Cessation of Reporting Issuer Status
We expect that Nordion’s common shares will be delisted from the TSX and NYSE after the completion of the aforementioned amended Arrangement. Sterigenics also intends to seek to have Nordion to be deemed to have ceased to be a reporting issuer following the completion of the Arrangement, under the securities legislation of each of the provinces and territories in Canada under which we are currently a reporting issuer or the equivalent.

Sterilization Technologies

Discontinuance of Supply from a Co-60 Competitor
We have seen increased requests for shipments of incremental Co-60 during Q2 2014 from existing customers to sites that we do not typically supply, and from certain new customers. We have also become aware that a competitor Co-60 supplier is currently indicating that it is discontinuing supply of Co-60. Nordion understands that the actual Co-60 producer is marketing its supply of Co-60 and Co-60 supply from the actual Co-60 producer is expected to re-enter the market; however, at this time, Nordion cannot accurately determine when and to what extent the supply of such Co-60 will replace the supply provided by the competitor who is discontinuing its supply. We also believe that this current increase in requests for shipments from us is likely not permanent. Incremental Co-60 revenues relating to this interruption are reflected in our 2014 financial outlook.

We believe that the actual producer of the Co-60, who previously provided Co-60 to the discontinuing supplier, is maintaining or increasing its inventory of Co-60 and is economically motivated to sell its Co-60 directly to customers or to find another distribution partner for the sale of its Co-60. We have become aware that a number of our customers have been directly approached regarding the supply of Co-60 and that some of our customers may have already ordered Co-60 from this source. We believe this source has the infrastructure and licenses to supply Co-60, replacing the previous supplier in whole or in part. We understand that the actual Co-60 producer is marketing its supply of Co-60 and Co-60 supply from the actual Co-60 producer is expected to re-enter the market; however, at this time, we cannot accurately determine when and to what extent the supply of such Co-60 will replace the supply provided by the competitor who is discontinuing its supply.

Medical Isotopes

Shutdowns of Competitors’ Reactors and Processing Facility
The primary reactor in Europe that supplies certain of our competitors returned to service in mid-February 2014 after shutting down in October 2013 and a competitor’s processing facility serving this European reactor only returned to service in early April 2014. A competitor in South Africa also experienced a supply interruption from November 2013 until January 2014. Additional orders resulting from these shutdowns had a positive impact on our Reactor isotopes revenue in the first half of fiscal 2014 and are reflected in our 2014 financial outlook.

National Research Universal (NRU) Supply Interruptions
On May 13, 2014, our primary supplier of medical isotopes, Atomic Energy of Canada Limited (AECL), reported that the NRU reactor at Chalk River, Ontario, returned to service from its planned maintenance shutdown. Initiated on April 13, 2014, the one month shutdown resulted in an interruption in our supply of medical isotopes during Q2 and Q3 2014. Our production and sales have resumed as expected and planned Mo-99 shipments began during the week of May 18, 2014.

New Customer Contracts
In February 2014, we signed a new one-year customer contract to supply Mo-99. The forecast revenues associated with this contract are reflected in our 2014 financial outlook.

Corporate and Other

Internal Investigation
In 2012, we discovered potential irregularities related to potential improper payments and other related financial irregularities in connection with the supply of materials and services to the Company. As a result, we made voluntary disclosure to relevant regulators and authorities in the U.S. and Canada and commenced an internal investigation of the possible compliance issues, focusing on compliance with the Canadian Corruption of Foreign Public Officials Act (CFPOA) and the U.S. Foreign Corrupt Practices Act (FCPA). We remain unable to determine whether there will be any potential regulatory and/or enforcement action resulting from these matters or, if any such action is taken, whether it will have a material adverse effect on our business, financial position, profitability or liquidity. If regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

We are committed to the highest standards of integrity and diligence in our business dealings and to the ethical and legally compliant business conduct of our employees, representatives and suppliers. We continue to cooperate with regulatory and enforcement authorities. In parallel with the internal investigation, we developed and implemented a number of new and enhanced policies and procedures related to compliance. We also created and staffed a Director, Corporate Compliance position who reports to the Finance and Audit Committee. The intent of these changes is to strengthen our overall compliance framework.

Pension funding
During Q2 2014, we provided $3.2 million of letters of credit to meet our solvency funding requirements. To date, we also used approximately $23 million of letters of credit to meet our solvency funding requirements, including approximately $1 million provided in May 2014. We expect to finalize our actuarial valuation in Q3 2014 for funding purposes. Until this valuation is complete, we expect to fund approximately $1 million per month by issuing letters of credit.

Strategy and 2014 financial outlook

Summary of strategic objectives

We are committed to delivering long-term value to our shareholders by exploring strategic alternatives for the Company and executing our strategic plans with operational and financial discipline. The Company’s management continues to focus on building the Specialty Isotopes business.

Specialty Isotopes

Sterilization Technologies
Our strategy for Sterilization Technologies is to maintain our market leading position and strong margins in the relatively stable gamma sterilization – Co-60 market, which is characterized by significant barriers to entry. For Nordion, this business is characterized by high margins and strong cash flows.

We endeavour to maintain our segment leading position and strong margins in gamma sterilization through value-based pricing, selectively investing in growth opportunities, and the recognition of the Nordion brand as a global leader in the gamma sterilization market. We plan to selectively grow gamma sterilization sales over the long-term through innovation and the development of new product offerings that we anticipate will enable us to strengthen our relationships with current customers and facilitate our entry into new and emerging markets.

We expect that our strategy will allow us to continue our market leadership and grow this business.

Medical Isotopes
In our Medical Isotopes segment, we are focused on optimizing the value of this business by working to secure a long-term reliable supply of reactor isotopes.

Lack of an Alternative Mo-99 Supply Beyond 2016
While we continue to explore supply alternatives for reactor-based medical isotopes, we are also focused on delivering quality products to our customers, fulfilling back-up orders and selectively assessing opportunities to increase the utilization of our cyclotron and contract manufacturing facilities.

Currently, we do not have an alternative supply of reactor-based medical isotopes, the largest and higher margin product line within Medical Isotopes, beyond 2016. The Canadian government has publicly stated that AECL will not produce reactor-based medical isotopes beyond 2016.

We continue to explore supply alternatives to mitigate the lack of supply from AECL, however it cannot be certain that we will be able to secure an alternate source of commercial supply that is viable. If we are able to secure an alternative arrangement for the supply of reactor-based medical isotopes beyond 2016, such an arrangement would be associated with certain risks including significant capital expenditures, technical uncertainty with no guarantee of success, lower gross margins and commercial supply not being available before our current supply ends in 2016.

If our customers believe that we will be unsuccessful in obtaining long term isotope supply, they may further reduce or altogether stop purchasing medical isotopes from Nordion. If we are unable to secure a long term supply of medical isotopes, we may exit the reactor-based medical isotope segment of our business. In addition to a loss of revenue, our cost structure following such an exit would include certain stranded costs that are currently shared between the Medical Isotopes and the Sterilization Technologies businesses thereby potentially having an adverse impact on the financial performance of the Sterilization Technologies business.

As discussed in the “2014 financial outlook – update” section of this MD&A, we currently expect Medical Isotopes revenues to be higher than our previous fiscal 2014 outlook announced on March 6, 2014. We continue to expect that the increase will not to be permanent as most of the additional orders that have been delivered by us and have resulted in this increased outlook; arose from the shutdown of key reactors and processing facilities, which have since returned to service and resumed supply capability.

2014 financial outlook - update

Despite the reduction of revenue as a result of our Targeted Therapies divestiture, we continue to expect overall total 2014 revenue and segment earnings to increase compared to fiscal 2013.

Our 2014 financial outlook reflects currently estimated exchange rates and is subject to the uncertainties described in this MD&A and the risk factors outlined in our 2013 AIF, April 2014 Information Circular and, First Supplement and Second Supplement.

On April 24, 2014, we issued a Financial Outlook Update when we announced that we obtained an Interim Order related to the Arrangement. Our outlook has not changed from that update and is reiterated below:

Specialty Isotopes

Sterilization Technologies
As discussed in the “2014 business and corporate developments” section of this MD&A, we have seen increased requests for shipments of incremental Co-60 from our existing customers to sites that we do not typically supply as well as from certain new customers. With the increased requests in Q2 2014 and the change in supply dynamics, we currently expect Sterilization Technologies revenues in fiscal 2014 to increase by approximately 35% to 40% compared with fiscal 2013, up from our previous outlook of an increase of 10% to 15%.

The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, the recent weakening of the Canadian dollar compared to the U.S. dollar negatively impacted our revenue expectation for fiscal 2014.

As in previous years, the timing of quarterly revenues for Sterilization Technologies will vary due to the timing of shipments of Co-60 to our customers. When our customers purchase Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we coordinate the timing of this process closely with our customers in an effort to limit disruption to their operations.

Medical Isotopes
We currently expect Medical Isotopes revenues to be approximately 45% higher in fiscal 2014 compared with fiscal 2013 mainly due to continued incremental demand and favorable pricing for Reactor isotopes, resulting from the supply disruptions of competitors that occurred in the first half of fiscal 2014 as discussed in the “2014 business and corporate developments” section of this MD&A. The increase was also attributable to higher than expected revenue for Cyclotron isotopes primarily due to Sr-82 demand. This increase is higher in Medical Isotope revenue growth than our previous outlook of an annual increase of approximately 40%. The increase in our Reactor isotopes revenue during the first half of fiscal 2014 reflects a significant portion of our Medical Isotopes revenue growth and is not expected to be permanent, as the additional orders that have already been largely received by Nordion are the result of the shutdowns of key reactors and processing facilities, all of which have since returned to service.

Our Contract Manufacturing activities in fiscal 2014 are expected to primarily relate to the manufacturing of TheraSphere under a Manufacturing and Support Agreement (MSA) for BTG. Due to the impact of foreign exchange we currently expect revenues from the MSA to be approximately $13 million in fiscal 2014. GlaxoSmithKline Inc. (GSK) discontinued the manufacture and sale of Bexxar during February 2014. Our contract for Bexxar extends to October 2014 and including revenues during the close-out period, we expect Bexxar to contribute approximately $7 million revenue to our Contract Manufacturing product line during fiscal 2014, pursuant to the terms of the existing contract.

Internal Investigation Costs
Nordion has engaged an external legal firm, which has in turn engaged various other advisors, including an accounting firm, to conduct an internal investigation of the possible compliance issues discussed in the “2014 business and corporate developments” section of this MD&A. The internal investigation process is ongoing and we presently cannot estimate the duration or the cost of the overall internal investigation, or the work required to support regulatory and enforcement activities. Additionally, if regulatory or enforcement authorities determine to take action against the Company, Nordion may be, among other things, subject to fines and/or penalties which may be material.

Our current estimate for investigation and remediation costs for fees and other expenses relating to legal and other professional firms assisting us in this matter during fiscal 2014 continues to be approximately $3 million. The cost in fiscal 2014 could vary based on, among other things, requests from regulatory and enforcement authorities and/or new findings. We incurred $1.2 million relating to the internal investigation during Q2 2014 and $1.7 million for the six months ended April 30, 2014.

Corporate and Other
We currently expect that fiscal 2014 Corporate selling, general and administrative (SG&A) expenses will increase compared to the approximately $16 million of expense in fiscal 2013, due to higher stock based compensation, costs associated with our strategic review, and the timing of the rationalization of our G&A costs reflecting our divestiture of the Targeted Therapies business.
SG&A for all segments
In fiscal 2014, excluding costs associated with our strategic review, we continue to expect our SG&A expense to decrease compared with fiscal 2013 primarily due to the divestiture of Targeted Therapies. Our pension expense is currently expected to decrease from $6.7 million in fiscal 2013 to approximately $3 million in fiscal 2014, which represents net periodic pension costs for accounting purposes, due to the impact of relatively higher interest rates on the value of pension liabilities as well as plan amendments implemented in Q4 2013. This accounting expense does not directly change the amount of funding we are required to contribute to our pension plans. The majority of our SG&A costs are in Canadian dollars and therefore at current exchange rates we would expect to see lower reported SG&A expenses.

For the three and six months ended April 30, 2014, costs associated with our strategic review were $7.6 million and $8.5 million, respectively, and include the reimbursement of $3.3 million in costs for one of the bidders in the strategic review and $1.8 million in financial advisory fees.

Depreciation
Depreciation expense is expected to decline by approximately $2 million in fiscal 2014 compared with fiscal 2013. Significantly reduced carrying amounts due to a Q3 2013 non-cash impairment charge of approximately $29 million, partially offset by a change in the remaining useful life estimates for certain of our fixed assets, are expected to decrease our depreciation expenses in fiscal 2014.

Uncertainty in the outcome of the Arrangement and its potential impact
As discussed in the “2014 business and corporate developments” section of this MD&A, the Arrangement to sell Nordion to Sterigenics is subject to certain closing conditions. Each of the parties in the Arrangement has the right, in certain circumstances, to terminate the Arrangement Agreement, in addition to termination rights relating to the failure to satisfy the conditions of closing.

Certain of our costs related to the Arrangement, such as legal, accounting and financial advisory fees must be paid by us even if the Arrangement is not completed. In addition, if the Arrangement is not completed, we may be required in certain circumstances to pay Sterigenics a termination fee in the amount of $38.0 million, or Sterigenics may be required in certain circumstances to pay Nordion a termination fee in the amount of $24.0 million. Certain of these expenses and potential termination fee were not included in our financial results for Q2 2014.

Financial highlights
	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars, except per share amounts)	2014	2013	2014	2013
Revenues
Sterilization Technologies
Cobalt	$33,700	$20,100	$52,692	$35,468
Sterilization - Other	118	94	279	1,156
	33,818	20,194	52,971	36,624
Medical Isotopes
Reactor	31,526	17,150	71,928	37,556
Cyclotron	4,681	3,820	11,176	6,674
Contract Manufacturing	4,675	1,775	9,445	3,711
	40,882	22,745	92,549	47,941
Targeted Therapies
TheraSphere	-	13,150	-	25,188
Consolidated segment revenues	$74,700	$56,089	$145,520	$109,753

Segment earnings (loss)
Sterilization Technologies	$15,403	$6,415	$22,477	$9,931
Medical Isotopes	16,027	5,174	41,085	12,113
Targeted Therapies	-	1,062	-	2,492
Corporate and Other	(9,729)	(2,210)	3,431	(5,027)
Total segment earnings	$21,701	$10,441	$66,993	$19,509

Depreciation and amortization	2,579	3,054	4,871	6,334
Restructuring charges, net	14	41	57	52
Internal investigation costs	1,151	4,510	1,681	8,634
Strategic review costs	7,632	616	8,463	616
Change in fair value of embedded derivatives	268	493	570	206
AECL arbitration and legal costs	-	131	-	633
Litigation settlement loss	-	1,300	-	1,300
Recovery from previously written off investments	-	(814)	-	(814)
Pension settlement loss	-	-	-	7,003
Loss on Celerion note receivable	-	-	-	218
Consolidated operating income (loss)	$10,057	$1,110	$51,351	$(4,673)

Basic earnings per share	$0.11	$0.01	$0.68	$0.01

Cash and cash equivalents	$332,665	$81,534	$332,665	$81,534

Significant items impacting the comparability of consolidated operating income (loss):
•
Results for the three and six months ended April 30, 2014, included foreign exchange (losses) and gains of $(5.5) million and $15.4 million, respectively, compared to the same periods in fiscal 2013 were for $0.6 million and $0.6 million.

•
Results for the three and six months ended April 30, 2014, included strategic review costs of $7.6 million and $8.5 million, respectively, compared to the same periods in fiscal 2013 were for $0.6 million and $0.6 million.

•
Results for the three and six months ended April 30, 2014, included internal investigation costs of $1.2 million and $1.7 million, respectively, compared to the same periods in fiscal 2013 were for $4.5 million and $8.6 million.

•
Results for the six months ended April 30, 2013, included a pension settlement loss of $7.0 million relating to the wind-up of a plan associated with MDS Pharma Services Early Stage business we sold in 2010 as well as a $1.3 million litigation settlement loss.

•
Results for the three and six months ended April 30, 2013, included the historical results of our Targeted Therapies business prior to our sale to BTG in July 2013.  The results of manufacturing TheraSphere for BTG under the MSA for the three and six months ended April 30, 2014, are reported as part of the Contract Manufacturing product line of our Medical Isotopes segment.

Financial results analysis
In this section, we provide detailed information and analysis regarding our performance for the three and six months ended April 30, 2014 compared with the same periods in fiscal 2013.

Consolidated financial results

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2014	% of revenues	2013	% of revenues	2014	% of revenues	2013	% of revenues
Revenues	$74,700	100%	$56,089	100%	$145,520	100%	$109,753	100%
Costs and expenses
Direct cost of revenues	34,617	46%	26,157	47%	67,987	47%	52,016	47%
Selling, general and administration	21,378	29%	23,091	41%	35,815	25%	44,324	40%
Depreciation and amortization	2,579	3%	3,054	5%	4,871	3%	6,334	6%
Restructuring charges, net	14	-	41	-	57	-	52	-
Change in fair value of embedded derivatives	268	-	493	1%	570	-	206	1%
Other expenses (income), net	5,787	8%	2,143	4%	(15,131)	(10%)	11,494	10%
Operating income (loss)	$10,057	13%	$1,110	2%	$51,351	35%	$(4,673)	(4%)

Interest expense	(843)	(1%)	(893)	(2%)	(1,624)	(1%)	(2,216)	(2%)
Interest income	1,210	2%	1,003	2%	2,502	2%	2,854	3%
Income tax (expense) recovery	(3,724)	(5%)	(489)	(1%)	(10,262)	(7%)	4,497	4%
Net income	$6,700	9%	$731	1%	$41,967	29%	$462	-

Gross margin	54%	53%	53%	53%
Capital expenditures	$684	$855	$3,005	$953
Total assets	$625,656	$408,321	$625,656	$408,321
Long term financial obligations	$38,065	$42,360	$38,065	$42,360

Revenues
Revenues of $74.7 million in the three months ended Q2 2014 increased by $18.6 million or 33% compared with the same period in fiscal 2013. Revenues of $145.5 million for the six months ended Q2 2014 increased by $35.8 million or 33% compared with the same period in fiscal 2013. Excluding the impact of foreign exchange, revenues for the three and six months ended Q2 2014 increased approximately 39% compared with the same periods last year.

The increase in revenue compared to the prior year was mainly attributable to higher Mo-99 volumes shipped in the three and six months ended April 30, 2014 as compared to the same periods in fiscal 2013 as a result of supply interruptions affecting our competitors. Higher Co-60 volumes also contributed to the increase in revenue for the periods in fiscal 2014 compared to fiscal 2013. This was primarily due to the timing of shipments to our customers, which often varies significantly from quarter-to-quarter. The supply disruptions of our competitors in the Mo-99 are discussed in the ‘2014 business and corporate developments’ section of this MD&A.

These increases were partially offset by the decrease in TheraSphere revenue as a result of the sale of the Targeted Therapies business to BTG in July 2013.

See further detailed analysis on current period revenues in the “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Gross margin
Gross margins were 54% and 53% for the three and six months ended Q2 2014, respectively, which were relatively flat compared to the same periods in fiscal 2013. Gross margins for Sterilization Technologies and Medical Isotopes increased in fiscal 2014 compared to fiscal 2013, primarily due to higher revenues and the relatively fixed nature of production support costs in these businesses. However, this positive impact to gross margin was largely offset by the sale of Targeted Therapies business, which had a relatively higher margin product.

See further detailed analysis on our Q2 2014 gross margins in the “Sterilization Technologies” and “Medical Isotopes”, sections of this MD&A.

Costs and expenses

Selling, general and administration (SG&A)
SG&A expenses of $21.4 million for the three months ended Q2 2014 decreased by $1.7 million or 7% compared with the same period in fiscal 2013. The decrease in SG&A was attributable to the sale of the Targeted Therapies business in Q3 2013, which resulted in a net decrease of $4.4 million, a $3.4 million decrease in internal investigation costs, and $1.1 million less pension expense. These decreases were partially offset primarily by a $7.0 million increase in strategic review costs and a $0.8 million increase in stock based compensation expense mainly driven by the increase in our share price.

SG&A expenses of $35.8 million for the six months ended Q2 2014 decreased by $8.5 million or 19% compared to the same period in fiscal 2013. The decrease in SG&A was attributable to the sale of the Targeted Therapies business in Q3 2013, which resulted in a net decrease of $8.0 million, a $7.0 million decrease in internal investigation costs, and $2.2 million less pension expense. These decreases were partially offset by a $7.8 million increase in strategic review costs incurred and a $1.6 million increase in stock based compensation expense mainly driven by the increase in our share price.

We also had a favorable foreign exchange impact from the weakening of the Canadian dollar relative to the U.S. dollar for the six months ended Q2 2014, as the majority of our SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization (D&A)
D&A expenses of $2.6 million and $4.9 million for the three and six months ended Q2 2014 decreased by $0.5 million and $1.5 million, respectively, compared to the same periods in fiscal 2013. The decrease in D&A expense is primarily due to significantly reduced carrying amounts of our fixed assets offset by a change in the remaining useful life estimates as a result of the non-cash pre-tax impairment charge of approximately $29 million in Q3 2013.

Restructuring charges
The nominal restructuring charge for the three and six months ended April 30, 2014 were related to true-up adjustments for our Q4 2012 organizational realignment. We expect the majority of the remaining restructuring provision to be utilized during fiscal 2014.

Change in fair value of embedded derivatives
We have certain supply and sales contracts with European counterparties for Co-60 that are denominated in U.S. dollars. This creates embedded derivatives as our Canadian operations use Canadian dollars as its functional currency. At each period end, we mark-to-market any changes in the fair value of the embedded derivatives and record these increases and decreases as gains and losses within operating income (loss).

For the three and six months ended Q2 2014, we recorded losses of $0.3 million and $0.6 million for the change in the fair value of the embedded derivatives, respectively, compared to losses of $0.5 million and $0.2 million for the same periods in fiscal 2013. The changes in the fair value of the embedded derivatives were primarily driven by changes in the U.S. to Canadian dollar exchange rates and our estimated notional supply amount during the contract periods. These gains and losses are for accounting purposes and do not represent cash transactions in the period of reporting.

Other expenses (income), net
Other expenses (income), net of $5.8 million and $(15.1) million for the three and six months ended Q2 2014 primarily included foreign exchange losses and (gains) of $5.5 million and $(15.4) million, respectively, resulting from a revaluation of our cash and cash equivalents in U.S. dollars held in our Canadian dollar functional currency entity. At the end of Q2 2014, we held over $300 million of our cash and cash equivalents in U.S. dollars, including approximately $200 million of U.S. dollar cash proceeds from the sale of our Targeted Therapies business. Nordion recorded a non-cash gain of approximately $12 million related to this U.S. cash and cash equivalents balance as a result of the U.S. dollar strengthening approximately 5% compared to the Canadian dollar in the first half of fiscal 2014. The remainder of the foreign exchange gain was a result of our other net U.S. dollar denominated assets and liabilities, which primarily relates to our U.S. dollar accounts receivable. The offset to these non-cash revaluation gains or losses is reflected as foreign currency translation loss or gain in accumulated other comprehensive income (AOCI) as part of shareholders’ equity. Therefore, these foreign exchange gains and losses do not affect our reported cash and cash equivalents balance or our total shareholders’ equity.

Other expenses, net, of $2.1 million and $11.5 million for the three and six months ended Q2 2013, respectively, primarily included research and development (R&D) costs of $2.1 million and $4.3 million. Other expenses, net for the six months ended Q2 2013 also included a $7.0 pension settlement loss and a $0.2 million loss on the Celerion note receivable.

Interest income, net
Net interest income for the three and six months ended Q2 2014 were $0.4 million and $0.9 million, respectively, compared to $0.1 million and $0.6 million for the same periods in fiscal 2013. The increase in fiscal 2014 was primarily due to a higher interest income for our relatively large cash held since the sale of the Targeted Therapies in Q3 2013. The six months ended Q2 2013 included a $0.5 million dividend received from our equity investment in LCC Legacy Holdings and a $0.7 million write-off of deferred bank charges.

Income tax expense (recovery)
For the three and six months ended Q2 2014, we recorded income tax expense (recovery) of $3.7 million and $10.3 million on the pre-tax income (loss) of $10.4 million and $52.2 million, respectively, which represent effective tax rates of 35.7% (2013 – 40.1%) and 19.6% (2013 – (111.4%)). The tax expense and related effective tax rate on operations were determined by applying an estimated annual effective tax rate of 24.8% (2013 – 28.2%) to pre-tax income for the six months ended April 30, 2014, which would have resulted in a $12.9 million of tax expense, and then recognizing various discrete tax items. Discrete tax items resulted in a net reduction in tax expense of $2.6 million for the six month ended April 30, 2014, which primarily included the impact of significant transaction costs related to the Arrangement of $2.1 million, and the impact of foreign exchange fluctuations and other items of $0.5 million.

2) Segmented Financial Review

Specialty Isotopes-Sterilization Technologies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2014	% of revenues	2013	% of revenues	2014	% of revenues	2013	% of revenues
Revenues
Cobalt	$33,700	100%	$20,100	100%	$52,692	99%	$35,468	97%
Sterilization - Other	118	-	94	-	279	1%	1,156	3%
	33,818	100%	20,194	100%	52,971	100%	36,624	100%
Costs and expenses
Direct cost of revenues	14,495	43%	9,262	46%	23,715	45%	17,848	49%
Selling, general and administration	3,519	10%	4,477	22%	7,233	14%	8,747	24%
Other expenses (income), net	401	1%	40	-	(454)	(1%)	98	-
Segment earnings	$15,403	46%	$6,415	32%	$22,477	42%	$9,931	27%

Revenues
Revenues of $33.8 million for the three months ended Q2 2014 increased by $13.6 million or 67% compared to the same period in fiscal 2013. For the six months ended Q2 2014, revenues of $53.0 million increased by $16.3 million or 45%, compared to the same period in fiscal 2013. The majority of revenue for Sterilization Technologies is denominated in Canadian dollars and, therefore, the weakening of the Canadian dollar compared to the U.S. dollar, negatively impacted revenue. Excluding the impact of foreign exchange, revenues increased by 79% and 55% for the three and six months ended April 30, 2014, respectively.

For the three and six months ended Q2 2014, Cobalt revenues increased by $13.6 million or 68% and $17.2 million or 49%, respectively, compared to the same periods in fiscal 2013. Consistent with our outlook in our 2013 annual report we expected significantly higher shipments of Cobalt in the first half of fiscal 2014 compared with the first half of fiscal 2013. The increase was also attributable to higher sealed sources shipments and a shift in customer mix to customers that pay a higher price for Co-60. These increases were partially offset by unfavorable foreign exchange as a result of the weakening Canadian dollar compared to the U.S. dollar.

For the six months ended Q2 2014, revenues from Sterilization – Other decreased compared to the same period in fiscal 2013 primarily due to a decrease in production irradiator refurbishments performed.

As in prior years, the quarterly profile of revenues for Sterilization Technologies varies significantly due to the timing of our Co-60 shipments to customers and the sales of production irradiators. When our customers purchase Co-60, they need to shut down their production irradiator operations while the Co-60 is being loaded into the irradiator. Therefore, we closely coordinate the timing of this process with our customers in an effort to limit disruptions to their operations.

Gross margin
Gross margin for our Sterilization Technologies segment was 57% and 55% for the three and six months ended Q2 2014, respectively, compared to 54% and 51% for the same periods in fiscal 2013. The increase in gross margin was mainly due to the increase in Co-60 volume and the relatively fixed nature of production support costs.

Selling, general and administration (SG&A)
SG&A expenses of $3.5 million and $7.2 million for the three and six months ended Q2 2014 were $1.0 million and $1.5 million lower, respectively, compared to the same periods in fiscal 2013. This decrease in SG&A was primarily due to lower pension expenses for accounting purposes and a favorable foreign exchange impact on SG&A largely denominated in Canadian dollars.

Other expenses (income), net
Other expenses (income), net are primarily foreign exchange revaluation gains and losses for the three and six months ended April 30, 2014 and 2013.

Specialty Isotopes-Medical Isotopes

		Three months ended April 30			Six months ended April 30
(thousands of U.S. dollars)	2014	% of revenues	2013	% of revenues	2014	% of revenues	2013	% of revenues
Revenues
Reactor	$31,526	77%	$17,150	75%	$71,928	78%	$37,556	78%
Cyclotron	4,681	12%	3,820	17%	11,176	12%	6,674	14%
Contract manufacturing	4,675	11%	1,775	8%	9,445	10%	3,711	8%
	40,882	100%	22,745	100%	92,549	100%	47,941	100%
Costs and expenses
Direct cost of revenues	21,122	52%	12,780	56%	44,272	48%	26,619	56%
Selling, general and administration(a)	3,677	9%	4,619	20%	7,428	8%	8,760	18%
Other expenses (income), net	1,056	3%	172	1%	(236)	-	449	1%
Segment earnings	$16,027	39%	$5,174	23%	$41,085	44%	$12,113	25%
(a)                                                      Excludes AECL arbitration and legal costs of $0.1 million and $0.6 million for the three and six months ended April 30, 2013, respectively, which are not included in the calculation of segment earnings.

Revenues
Revenues of $40.9 million for the three months ended April 30, 2014 increased by $18.1 million or 80% compared to the same period in fiscal 2013. For the six months ended Q2 2014, revenues of $92.5 million increased by $44.6 million or 93% compared with the same period in fiscal 2013. The majority of Medical Isotopes revenues are denominated in U.S. dollars and, therefore, foreign exchange had a nominal impact on revenues.

Reactor isotopes revenues for the three and six months ended April 30, 2014 increased by 84% and 92% compared to the same periods in fiscal 2013, respectively. This increase was primarily due to the impact of supply interruptions affecting our competitors as described in the “2014 business and corporate developments” section of this MD&A.

Cyclotron isotopes revenues increased by $0.9 million or 23% and $4.5 million or 67% for the three and six months ended April 30, 2014, respectively, compared to the same periods in fiscal 2013. This increase was primarily due to an increase in Sr-82 sales, which we resumed selling in April 2013.

Contract Manufacturing revenue for Q2 2014 increased by $2.9 million or 163% and $5.7 million or 155% for the three and six months ended April 30, 2014, respectively, compared to the same periods in fiscal 2013. The increase was primarily due to our contract manufacturing of TheraSphere for BTG subsequent to the sale of our Targeted Therapies business in July 2013.

Gross margin
Gross margin of 48% and 52% for the three and six months ended April 30, 2014, respectively, were 4% and 8% higher compared to the same periods in fiscal 2013. The increase in gross margin was primarily due to increased revenue from Mo-99, a relatively high gross margin product, and the relatively fixed nature of production support costs. The weakening of the Canadian dollar relative to the U.S. dollar also positively impacted the overall gross margin, as the majority of Medical Isotopes revenues are denominated in U.S. dollars.

Selling, general and administration (SG&A)
SG&A expenses for our Medical Isotopes segment of $3.7 million and $7.4 million for the three and six months ended April 30, 2014, respectively, decreased by $0.9 million and $1.3 million for the same periods in fiscal 2013. This decrease was primarily due to lower pension expenses for accounting purposes and a favorable foreign exchange impact on SG&A largely denominated in Canadian dollars.

Other expenses (income), net
Other expenses (income), net for the three and six months ended April 30, 2014 and 2013, are primarily foreign exchange revaluation losses and gains, partially offset by R&D expenses.

Targeted Therapies

	Three months ended April 30				Six months ended April 30
(thousands of U.S. dollars)	2014	% of revenues	2013	% of revenues	2014	% of revenues	2013	% of revenues
Revenues
TheraSphere	$-	-	$13,150	100%	$-	-	$25,188	100%

Costs and expenses
Direct cost of revenues	-	-	4,115	31%	-	-	7,549	30%
Selling, general and administration	-	-	6,039	46%	-	-	11,348	45%
Other expenses, net	-	-	1,934	15%	-	-	3,799	15%
Segment earnings	$-	-	$1,062	8%	$-	-	$2,492	10%

On July 13, 2013, Nordion completed the sale of its Targeted Therapies business to BTG. The results of manufacturing TheraSphere for BTG under the MSA are currently reported as part of the Contract Manufacturing product line of our continuing operations in our Medical Isotopes segment. The table above represents the historical results of our Targeted Therapies business prior to the sale for the three and six months ended April 30, 2013.

Corporate and Other

	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2014	2013	2014	2013
Costs and expenses
Selling, general and administration(a)	$5,399	$2,699	$11,010	$5,586
Other expenses (income), net(b)	4,330	(489)	(14,441)	(559)
Segment (loss) earnings	$(9,729)	$(2,210)	$3,431	$(5,027)
(a)
Excludes internal investigation costs of $1.2 million (2013 - $4.5 million) and $1.7 million (2013 - $8.6 million) and strategic review costs of $7.6 million (2013 - $0.6 million) and $8.5 million (2013 - $0.6 million) for three and six months ended April 30, 2014, which are not included in the calculation of segment (loss) earnings.

(b)
Excludes a litigation settlement loss of $1.3 million and a recovery from previously written off investment of $0.8 million, a pension settlement loss of $7.0 million and a loss on Celerion note receivable of $0.2 million for the six months ended April 30, 2013, which are not included in the calculation of segment (loss) earnings.

Selling, general and administration (SG&A)
Corporate SG&A expenses of $5.4 million and $11.0 million for the three and six months ended Q2 2014 increased by $2.7 million and $5.4 million, respectively, compared to the same periods in fiscal 2013. The year to date increase was primarily due to an increase of $3.4 million in G&A costs associated with central functions previously allocated to Targeted Therapies, $1.6 million higher stock based compensation primarily reflecting our share price increase, and $1.2 million of retention incentives related to strategic review matters. These increases were partially offset by a $0.8 million favorable foreign exchange impact for the six months ended April 30, 2014.

Other expenses (income), net
Other expenses (income), net of $4.3 million and $(14.4) million primarily represents foreign exchange revaluation losses and gains for the three and six months ended April 30, 2014, respectively, which resulted from a revaluation of our cash and cash equivalents in U.S. dollars held in our Canadian dollar functional currency entity. We received and currently retain approximately $200 million of U.S. dollar cash proceeds from the sale of our Targeted Therapies business which occurred in Q3 2013. The offset to this non-cash revaluation loss or gain is reflected as foreign currency translation gain or loss in AOCI as part of shareholders’ equity.

3) Quarterly Financial Analysis

Sequential financial analysis
In this section, we provide a summary of selected financial information for each of the eight most recently completed quarters.

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2014	January 31 2014	October 31 2013	July 31 2013
Revenues
Cobalt	$110,326	$33,700	$18,992	$22,259	$35,375
Sterilization-other	2,141	118	161	694	1,168
Sterilization Technologies	112,467	33,818	19,153	22,953	36,543
Reactor	105,305	31,526	40,402	17,262	16,115
Cyclotron	22,752	4,681	6,495	6,165	5,411
Contract Manufacturing	16,899	4,675	4,770	4,948	2,506
Medical Isotopes	144,956	40,882	51,667	28,375	24,032
TheraSphere	11,134	-	-	-	11,134
Targeted Therapies	11,134	-	-	-	11,134
	$268,557	$74,700	$70,820	$51,328	$71,709
Segment earnings (loss)
Sterilization Technologies	47,855	15,403	7,074	7,584	17,794
Medical Isotopes	54,842	16,027	25,058	7,842	5,915
Targeted Therapies	544	-	-	-	544
Corporate and Other	(3,521)	(9,729)	13,160	(2,264)	(4,688)
	$99,720	$21,701	$45,292	$13,162	$19,565

Net income	$278,655	$6,700	$35,267	$56,264	$180,424
Basic and diluted earnings per share	$4.50	$0.11	$0.57	$0.91	$2.91

(thousands of U.S. dollars, except per share amounts)	Trailing four quarters	April 30 2013	January 31 2013	October 31 2012	July 31 2012
Revenues from continuing operations
Cobalt	$98,329	$20,100	$15,368	$31,020	$31,841
Sterilization-other	2,751	94	1,062	1,291	304
Sterilization Technologies	101,080	20,194	16,430	32,311	32,145
Reactor	76,845	17,150	20,406	24,793	14,496
Cyclotron	15,444	3,820	2,854	3,567	5,203
Contract Manufacturing	7,961	1,775	1,936	1,977	2,273
Medical Isotopes	100,250	22,745	25,196	30,337	21,972
TheraSphere	50,235	13,150	12,038	12,023	13,024
Targeted Therapies	50,235	13,150	12,038	12,023	13,024
	$251,565	$56,089	$53,664	$74,671	$67,141
Segment earnings (loss)
Sterilization Technologies	41,010	6,415	3,516	16,676	14,403
Medical Isotopes	27,936	5,174	6,939	11,251	4,572
Targeted Therapies	9,637	1,062	1,430	2,809	4,336
Corporate and Other	(9,003)	(2,210)	(2,817)	(1,273)	(2,703)
	$69,580	$10,441	$9,068	$29,463	$20,608

Net (loss) income	$(30,741)	$731	$(269)	$(43,505)	$12,302
Basic and diluted (loss) earnings per share	$(0.49)	$0.01	$-	$(0.70)	$0.20

Revenues from continuing operations

Sterilization Technologies

Sterilization Technologies revenues of $33.8 million in Q2 2014 increased by $14.7 million or 77% compared to Q1 2014 primarily due to increased shipments in the quarter based on the timing of customer orders as well as the strengthening Canadian dollar relative to the U.S. dollar.

Co-60 revenues can vary significantly quarter-to-quarter due to the timing of our shipments to customers. The shipments are planned between Nordion and our customers and are forecasted several months in advance.

Medical Isotopes

Medical Isotopes revenue decreased by $10.8 million or 21% in Q2 2014 compared to Q1 2014 primarily due to the impact of supply interruptions that affected our competitors with the European reactor returning to service in early April 2014 and the impact of the planned shutdown of the NRU. These are described in the “2014 business and corporate developments” section of this MD&A.

Segment earnings (loss)

Sterilization Technologies

Sterilization Technologies segment earnings of $15.4 million in Q2 2014 increased by $8.3 million or 118% compared to Q1 2014. Quarter-to-quarter Sterilization Technologies segment earnings are primarily impacted by the volume of Co-60 shipped.

Medical Isotopes

Medical Isotopes segment earnings of $16.0 million in Q2 2014 decreased by $9.0 million or 36% compared to Q1 2014. This is primarily a result of the revenue decrease described above as Mo-99 is a relatively high gross margin product with relatively fix production support costs.

Corporate and Other

Corporate and Other segment loss of $9.7 million in Q2 2014 increased by $22.9 million compared to segment earnings of $13.2 million in Q1 2014 mainly due to the unfavorable impact of non-cash foreign exchange revaluation.

Balance sheet insights

To assist your understanding of our balance sheet accounts, we have briefly summarized a number of items below that are recorded in our balance sheet and described in more detail in our financial statement notes.

Embedded derivatives
Included in Other current assets and Accrued liabilities are embedded derivatives assets and liabilities of $0.9 million and $3.4 million, respectively, as of April 30, 2014. These relate to certain long-term supply and sales contracts that are denominated in currencies that are not the functional currency of either party to the agreements. These embedded derivatives can fluctuate significantly from period to period as they are based on notional amounts exceeding $77 million at April 30, 2014, and are revalued at the end of each reporting period based on changes in currency exchange rates relative to the Canadian dollar.

Investment in Celerion, Inc. (Celerion) & note receivable from Celerion
Long-term investments include our 15% minority interest in Celerion, carried at $1.5 million. The note receivable from Celerion, carried at $8.1 million is included in Notes receivable. The face value of the note as of April 30, 2014 is $8.4 million, with the carrying value reflecting discount rates of 28% and 8% for unsecured and secured cash flows, respectively. The note has a five-year term to March 2015 bearing interest at 4% per annum which is accruing to the principal amount of the note. Our exposure to losses with respect to Celerion is limited to the carrying amount of this note receivable and our minority interest in Celerion.

Investment in LCC Legacy Holdings (LCC)
Included in Long-term investments is our investment in LCC, a privately held investment fund management company that has long-term investments in development-stage enterprises. We record this investment using the equity method of accounting and the carrying amount of this investment is $nil as of April 30, 2014, resulting from cumulative dividends received and equity losses recorded in prior periods.  We have no further exposure to losses with respect to LCC as our exposure is limited to the carrying amount of this investment.

Financial instrument pledged as security on the current portion of long-term debt & Long-term debt
Included in Notes receivable is a financial instrument with a carrying value of $37.7 million as of April 30, 2014. This financial instrument is classified as held to maturity and is not readily tradable. Included in the current portion of Long-term debt is a non-interest-bearing Canadian government loan with a carrying value of $37.7 million as of April 30, 2014. The cash inflow of the financial instrument exactly offsets the cash outflow of the long-term debt. We have pledged the financial instrument as security to offset the long-term debt, effectively resulting in net nil debt.

Deferred tax assets
We have recorded net current and non-current deferred tax assets of $57.1 million as of April 30, 2014. These assets relate to our Canadian operations and can be used to reduce future cash taxes in Canada. Our total deferred tax assets are primarily comprised of $54.7 million of net capital loss carryforwards, $39.9 million of Canadian federal investment tax credits, $6.4 million of non-capital loss carryforwards and various other temporary differences totaling $10.8 million. We have recorded a valuation allowance of $42.9 million, as well as an $11.8 million uncertain tax position reserve, on our capital loss carryforward assets.

Assets and liabilities related to captive insurance

As of April 30, 2014, our captive insurance liabilities include outstanding loss reserves of $nil and the incurred but not reported loss reserves of $2.2 million which are included in Accrued liabilities and Other long-term liabilities, respectively. Relating to these insurance liabilities and the operation of our captive insurance entity, we have restricted cash of $4.8 million included in Restricted cash as of April 30, 2014.

Liabilities retained from divested and discontinued operations

Included in Accrued liabilities is $9.5 million related to an arbitration ruling in our dispute with Life Technologies Corporations (Life).  We subsequently filed a Statement of Claim against Life and have not paid the $9.5 million settlement payment pending the outcome of this new claim.

Accrued liabilities also includes a provision of $2.5 million to address certain uninsured U.S. Food and Drug Administration (FDA) claims related to the Company’s discontinued bioanalytical operations in its former Montreal, Canada, facilities.

4) Consolidated Liquidity and Capital Resources

Cash flows
We have summarized our cash flows from operating, investing and financing activities, as reflected in our consolidated statements of cash flows, in the following table:
	Three months ended April 30		Six months ended April 30
(thousands of U.S. dollars)	2014	2013	2014	2013
Cash provided by (used in) continuing operating activities	$16,242	$(5,097)	$19,715	$9,015
Cash used in continuing investing activities	(4,285)	(23)	(6,182)	(36,280)
Cash used in continuing financing activities	-	-	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	1,211	(860)	(3,967)	(561)
Net increase (decrease) in cash and cash equivalents during the period	$13,168	$(5,980)	$9,566	$(27,826)

Summary of cash flow activities for the three months ended April 30, 2014

We had a net cash inflow of $26.3 million from our operations and other changes in working capital.

With these cash inflows and our cash on hand, we used cash in the following activities:
•	$4.4 million for professional fees related to our fiscal 2013 audit and strategic review costs;
•	$3.4 million for net tax payouts;
•	$3.2 million increase in restricted cash for pension solvency funding;
•	$0.9 million for internal investigation costs;
•	$0.7 million for capital expenditures; and
•	$0.5 million for pension current service contributions.

Continuing operating activities
Cash provided by our operating activities for Q2 2014 was $16.2 million compared to cash used of $5.1 million for Q2 2013. We recorded a net income of $6.7 million for Q2 2014, which includes a non-cash foreign exchange revaluation loss of $5.5 million. In Q2 2014, our accounts receivable increased by $10.1 million, inventory decreased by $7.7 million, as well as our accounts payable and accrued liabilities decreased $3.1 million.

Cash provided by our operating activities for the six months ended Q2 2014 was $19.7 million compared to $9.0 million in the same period in fiscal 2013. We recorded a net income of $42.0 million for the six months ended Q2 2014, which includes a non-cash foreign exchange revaluation gain of $15.4 million. During the six months ended Q2 2014, our accounts receivable increased by $15.9 million, our other current and long-term assets increased by $7.1 million, our inventories decreased by $4.4 million and our accounts payable and accrued liabilities increased by $6.1 million.

Continuing investing activities
We used $4.3 million of cash for investing activities for the three months ended Q2 2014 compared with cash used of $nil in the same period in fiscal 2013. Our activities in Q2 2014 included capital asset additions of $0.7 million and an increase in restricted cash of $3.6 million. Our activities in Q2 2013 included $0.9 million of capital asset additions and a decrease in restricted cash of $0.8 million.

We used cash of $6.2 million in investing activities for the six months ended Q2 2014 compared with $36.3 million in the same period in fiscal 2013. During the six months ended Q2 2014, we had an increase in restricted cash of $3.2 million and capital asset additions of $3.0 million. During the six months ended Q2 2013, we purchased capital assets of 1.0 million and an increase in restricted cash of $35.3 million as pledged cash collateral for the letters of credit issued following our Amended and Restated credit facility entered in January 2013.

Continuing financing activities
We did not have any financing activities in the three and six months ended April 30, 2014 and 2013.

Liquidity

(thousands of U.S. dollars)	April 30 2014	October 31 2013	Change
Cash and cash equivalents	$332,665	$323,099	3%
Current ratio	4.4	5.0	(12%)

Our cash and cash equivalents of $332.7 million as of April 30, 2014 was $9.6 million higher than the $323.1 million we had as of October 31, 2013. As we discussed in the “Cash flows” section above, the increase was primarily due a net cash inflow from our operations and other changes in working capital partially offset by $6.1 million for professional fees related to our fiscal 2013 audit and strategic review costs, $6.1 million of fiscal 2013 annual incentive plan payouts, $6.1 million for pension contributions, $8.9 million for net tax payouts, $3.7 million for prepaid insurance payments and other cash outflow items discussed in the “Cash flows” section above.

Our current ratio of 4.4 as of April 30, 2014 decreased from 5.0 as of October 31, 2013. The current ratio is calculated as current assets divided by current liabilities. The decrease in our current ratio is primarily as a result of the disproportionate increase in current liabilities over the increase in current assets. The increase in current liabilities primarily relates to the classification of the Canadian government loan to the current portion of long-term debt during Q2 2014, this increase was partially offset by a decrease in accounts payable and income taxes payable. The increase in current assets primarily relates to the Celerion note receivable and financial instrument pledged as security on debt being classified to current assets during Q2 2014, as well as, increases in cash and cash equivalents and accounts receivable.

As of April 30, 2014, our restricted cash of $41.2 million (October 31, 2013 - $40.8 million) related to $36.2 million for outstanding letters of credit in support of future site decommissioning remediation costs and funding for our pension liabilities, $4.8 million related to funds for insurance liabilities, and $0.2 million of collateral issued against future letters of credit.

Credit facility
Amended and Restated Credit facility
Our Amended and Restated credit facility consists of a $20 million revolving credit facility and a separate facility of up to $60 million to be used for the issuance of letters of credit. Each material subsidiary of Nordion jointly and severally guaranteed the obligations of the borrower to the lenders. The credit facilities are secured by floating and fixed charges over the assets of the borrower and guarantors including, but not limited to, accounts receivable, inventory and real property with the latter facility to be fully secured with a specific pledge of cash collateral. The credit facilities are subject to customary positive, negative and financial covenants.

Our credit facility allows us to borrow Canadian and U.S. dollars by way of Canadian dollar prime rate loans, U.S. dollar base rate loans, U.S. dollar Libor loans, the issuance of Canadian dollar banker’s acceptances and letters of credit in Canadian and U.S. dollars. During Q1 2014, we extended our credit facility to July 31, 2014, which may be further extended on mutual agreement of the Lenders for successive subsequent periods. The credit facility is primarily for general corporate purposes. As of April 30, 2014, we have not used the credit facility for borrowing; however, we had $37.9 million of letters of credit issued under this credit facility as well as $0.2 million collateral issued against future letters of credit.

Pension
For funding purposes, we are required by regulation to update our actuarial valuation of our main defined benefit pension plan as of January 1, 2014. During the calendar year of 2013, we saw a higher than expected return on our pension plan’s equity investments and, to date, interest rates have increased significantly compared with the prior year-end rates. The higher interest rates have lowered the return on debt securities; however, there is a greater reduction in our pension liabilities which are calculated based on a discounted rate derived from current interest rates. In addition, there have been changes to Canadian actuarial guidance that are now in effect, which we currently believe, will result in no change to an increase in funding requirements. We currently believe that the net impact of the returns on assets, changes in interest rates and changes to actuarial guidance on overall funding will result in a reduction in funding requirements compared with 2013.

Based on the actuarial valuation as at January 1, 2013, completed in Q3 2013, our annual funding requirements were approximately $16 million, including approximately $3 million of current service cost contributions in fiscal year 2013, in order to reduce the projected regulatory solvency deficit and meet our normal funding requirements. The deficit has arisen due to falling real interest rates where the pension liabilities increased more than the increase in the value of pension assets. The actual funding requirements which are amortized over a five-year funding period will be dependent on subsequent annual actuarial valuations. These amounts are estimates, which may change with actual investment performance, changes in interest rates, any pertinent changes in government regulations, and any voluntary contributions. As a result of either changes to annual valuations or the three-year averaging used in the deficit calculation under applicable regulations, funding requirements may extend beyond the five year funding period.

During the first half of fiscal 2014, we made cash contributions of $6.1 million to meet our solvency funding and normal current service funding requirements. To date, we also used approximately $23 million of letters of credit to meet our solvency funding requirements, including approximately $1 million provided in May 2014. We expect to finalize our actuarial valuation in Q3 2014 for funding purposes. Until this valuation is complete, we expect to fund approximately $1 million per month by issuing letters of credit. Our annual pension solvency funding requirements are calculated on a calendar-year basis.

Future liquidity risk and requirements
Liquidity risk is the risk that an entity will encounter difficulty in satisfying its financial obligations as they become due.  We manage our liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. However, the timing and amounts of expenditures and inflows of cash are uncertain and obligations may arise that we are unable to forecast including, among other things, potential fines and penalties from regulators or enforcement authorities associated with our internal investigation.

We believe that cash on hand will be sufficient to meet the anticipated requirements for current operations, capital expenditures, pension funding, internal investigation costs, litigation costs, contingent liabilities including FDA-related settlements, the Life arbitration settlement, and restructuring costs.

Under our credit facility we have $37.9 million of letters of credit and $0.2 million of collateral issued against future letters of credit. If we were to lose access to our credit facility and/or have a significantly increased cash requirement for operations or other liabilities, the Company may be required to obtain additional capital from other sources.

Contractual obligations
Subsequent to the sale of MDS Pharma Early Stage (Early Stage), we have retained litigation claims and other costs associated with the U.S. FDA’s review of our discontinued bioanalytical operations in Montreal, Canada and certain other contingent liabilities. We have also retained certain liabilities related to pre-closing matters. Under certain circumstances, we may be required to assume additional liabilities that could result in future cash payments.

Indemnities and guarantees
In connection with our various divestitures, we agreed to indemnify buyers for actual future damage suffered by the buyers related to breaches, by us, of representations and warranties contained in the purchase agreements. In addition, we have retained certain existing and potential liabilities arising in connection with such operations related to periods prior to the divestitures. To mitigate our exposure to certain of these potential liabilities, we maintain errors and omissions insurance and other insurance. We are not able to make a reasonable estimate of the maximum potential amount that we could be required to pay under these indemnities. We have not made any significant payments under these types of indemnity obligations in the past.

Arbitration with Life Technologies Corporations
As part of the sale of MDS Analytical Technologies completed in Q1 2010, our joint venture partnership with Applied Biosystems, a division of Life Technologies Corporations (Life), was dissolved. A disagreement arose between the former partners (Nordion and Life) as to the appropriate treatment of certain inventory sold by the partnership to Applied Biosystems prior to the dissolution of the joint venture partnership. The disagreement was submitted to arbitration and the arbitrator in the hearing ruled in favour of Life. As a result, we recorded a settlement loss of approximately $9.5 million in our results of discontinued operations in Q3 2011.

Subsequent to the arbitrator’s ruling, on September 30, 2011, we filed a Statement of Claim against Life in the Ontario Superior Court of Justice seeking recovery of approximately C$30 million and requesting the $9.5 million settlement payment be stayed pending the outcome of this new claim. In December 2011, Life filed its statement of defense. In March 2012, Nordion filed a motion for summary judgment, requesting damages of $35 million and a stay of the previous arbitration award. In May 2012, Life filed a motion to dismiss. A schedule for the hearing of motions has yet to be set. Affidavits and expert reports in support of the action have been prepared and delivered by Nordion. Life has retained experts and is in the process having reports prepared. Motions related to the claim are scheduled to be heard in Q3 2014. We have not paid the $9.5 million to date.

Capitalization
Our long-term debt of $38.1 million as of April 30, 2014, is primarily a non-interest-bearing Canadian government loan maturing in 2015, which we have fully secured with a financial instrument that we have included in Notes receivable in our consolidated statements of financial position.

Our shareholders’ equity as of April 30, 2014, was $479.3 million compared with $459.6 million as of October 31, 2013, primarily due to net income of $42.0 million that was partially offset by $15.4 million of foreign currency translation with the weakening of the Canadian dollar relative to the U.S. dollar.

Off-balance sheet arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that are material to investors other than operating leases and derivative instruments.

Derivative instruments
As of April 30, 2014, we held approximately $5 million (October 31, 2013 - $25 million) notional amount of foreign exchange forward contracts designated as cash flow hedges.  During Q2 2014, we recorded a $0.6 million realized loss and a $0.2 million unrealized gain for our foreign exchange forward contracts designated as cash flow hedges and we recorded a $1.3 million realized loss and a $0.9 million unrealized loss during the six months ended April 30, 2014. As of April 30, 2014, we held no derivatives designated as fair value or net investment hedges.

As of April 30, 2014, we identified certain embedded derivative assets with a fair value of $0.9 million (October 31, 2013 - $0.1 million) and embedded derivative liabilities with a fair value of $3.4 million (October 31, 2013 - $1.9 million), which have a total notional amount of approximately $77 million (October 31, 2013 – $46 million). During the three and six months ended April 30, 2014, we recorded a $0.3 million and $0.6 million loss, respectively, for the change in the fair value of the embedded derivatives, compared to $0.5 million and $0.2 million loss in the same periods in fiscal 2013.

Litigation

For full descriptions of our material litigation, see the “Legal Proceedings” section of our 2013 AIF.

Bioequivalence studies
During fiscal 2009, we were served with a Statement of Claim from Apotex Inc., filed with the Ontario Court of Justice, related to repeat study and mitigation costs of $4.6 million (C$5 million) and loss of profit of $27.4 million (C$30 million). This action relates to certain bioequivalence studies carried out by our former MDS Pharma Services business unit at its Montreal, Canada facility from January 1, 2000, to December 31, 2004. We maintain reserves in respect of repeat study costs as well as errors and omissions insurance. We have assessed this claim and have accrued amounts related to the direct costs associated with the repeat study costs in its FDA provision. No specific provision has been recorded related to the claim for lost profit, other than insurance deductible liabilities that have been fully paid. The Company has filed a Statement of Defence and is vigorously defending this action. Examinations for discovery are currently ongoing.

5) Accounting and Control Matters

Recent accounting pronouncements
In May 2014, the Financial Accounting Standard Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, under either full or modified retrospective adoption. Early application is not permitted. We plan to adopt ASU 2014-09 beginning November 1, 2018, and are currently assessing the potential effects of these changes to our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360):  Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (“ASU 2014-08”).  ASU 2014-08 changes the criteria for reporting a discontinued operation to provide more decision-useful information to users and to elevate the threshold for a disposal transaction to qualify as a discontinued operation. Under the new pronouncement, a disposal of a part of an organization that has a major effect on its operations and financial results is a discontinued operation. This guidance is effective prospectively for all disposals or components of an entity classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those annual periods. We plan to adopt ASU 2014-08 beginning November 1, 2015. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740) Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similiar Tax Loss, or a Tax Credit Carryforward Exists (“ASU 2013-11”). ASU 2013-11 updates accounting guidance related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance resolves the diversity in practice in the presentation of unrecognized tax benefits in those instances. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods. We plan to adopt ASU 2013-11 beginning November 1, 2014. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, Foreign Currency Matters (Topic 830) Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity (“ASU 2013-05”). ASU 2013-05 updates accounting guidance related to the application of consolidation guidance and foreign currency matters. This guidance resolves the diversity in practice about what guidance applies to the release of the cumulative translation adjustment into net income. This guidance is effective prospectively for annual periods beginning after December 15, 2013 and interim periods within those annual periods.  We plan to adopt ASU 2013-05 beginning November 1, 2014. We do not anticipate that these changes will have a significant impact on our consolidated financial statements.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. We, including the CEO and CFO, have evaluated the effectiveness of our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.  Based on that evaluation, we, including the CEO and CFO, have concluded that, as a result of the material weakness described below in our report on internal control over financial reporting, disclosure controls and procedures were not effective as of April 30, 2014.

Internal control over financial reporting
Management of Nordion, under the supervision of the CEO and CFO, is responsible for the design and operation of internal control over financial reporting and evaluates the effectiveness of these controls on an annual basis using the original framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our assessment included extensive documenting, evaluating, and testing of the design and operating effectiveness of our internal controls over financial reporting.  Based on the assessment performed as at October 31, 2013 and because of the material weakness described below, management concluded that internal control over financial reporting was not effective as of October 31, 2013.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

As of October 31, 2013, the Company did not maintain effective internal control over financial reporting in the accounting for income taxes principally related to historical transactions. Specifically, management has not yet completed a process of reviewing and evaluating the accounting and reporting of its income tax accounts based on the complex transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which has resulted in a significantly reduced level of materiality. While this material weakness is not pervasive in scope, there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Remediation of the material weakness from the prior year and related material changes in internal control over financial reporting
As at the end of fiscal 2010, Management had concluded that the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting. We concluded at that time that a material weakness existed in our internal controls over the financial reporting of the accounting for income taxes principally related to historical transactions.

In particular, several large divestitures of Nordion Inc. businesses occurred in fiscal periods that had yet to undergo audits by taxation authorities.  Certain of these divestitures were larger than the remaining current Nordion business. Management had not completed the process of evaluating the accounting and reporting of its income tax accounts based on these complex and large transactions principally arising from prior years, particularly considering the reduced size and scope of the Company which had resulted in a significantly reduced level of materiality.

Management determined that the most effective balancing of costs, control, and shareholder interests was to work with the taxation authorities to expedite the audits, resolve issues, and close out the fiscal years audit exposure. This initiative has been ongoing for several years.

During fiscal 2013, Management implemented a number of measures designed to remediate these identified control deficiencies including:
•	augmenting technical accounting and tax resources with external support from professional accounting firms other than our independent registered public accounting firm;
•	working with various taxation authorities to expedite their audits of our open tax years; and
•	further strengthening of the design of internal controls over complex and non-routine transactions.

During fiscal 2014, we continued to enhance our accounting and reporting for our income tax accounts related to the complex transactions of prior years and to work with taxation authorities to expedite their audits and to resolve audit issues on a timely basis.

The measures noted above, along with the effective settlement of certain of our higher risk legacy tax audit years with complex and large transactions, have allowed us to make substantial progress on this matter. However, as at April 30, 2014, we do not consider the reported material weakness related to income taxes to have been remediated. We intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over this identified area of deficiency until the material weakness is fully remediated.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including but not limited to, statements relating to our expectations with respect to: the Arrangement, the Arrangement Agreement and the strategic review, including the timing and outcome of the proposed acquisition by Sterigenics of all of the outstanding shares of Nordion and the timing and anticipated fulfillment of the necessary closing conditions; our business strategy and outlook, the competitive landscape, including the potential impact of a competitor’s discontinuance of Co-60 supply and our position within it; our expectations with respect to alternative Mo-99 supply beyond 2016; expectations for fiscal 2014 revenue, gross margin, segment earnings and expenses; Co-60 sales in fiscal 2014; factors influencing our commercial success; the demand for and supply of our products and competing products; the supply of the inputs for our products; potential outcomes of current legal proceedings and our internal investigation including with respect to potential fines and/or penalties; our pension funding; the potential for additional legal and regulatory proceedings; our research and development initiatives; our estimates of future site remediation costs; our intentions with respect to our liquidity levels and access to capital; and more generally statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, “assume”, “endeavour”, and similar words and expressions are intended to identify forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the following factors, which are discussed in greater detail in the “Risk Factors” described in section 5 of our 2013 AIF and in our Circular; and our success in anticipating and managing those risks: risks related to the Arrangement; business interruptions; sources of supply; ongoing internal investigation; risks related to any strategic transaction; shareholder activism; customer concentration; external forces and changes in industry trends; handling and storage of hazardous and radioactive materials at the Company’s primary operating locations; anti-corruption and fraud and abuse risk; complex and costly regulation applicable to the Company; risks relating to the Company’s defined benefit pension plans; risks arising from doing business in various countries around the world; risks related to the divestiture of the Targeted Therapies business unit; significant competition facing the Company; long-term supply commitments of Co-60; competition laws; tax reassessment risk; effectiveness of internal controls; significant fluctuation in the Company’s business, financial condition, and results of operations; risks related to insurance coverage; current and future claims, litigation and regulatory proceedings; uncertain disposal and decommissioning costs; dependence on information technology (IT) systems and communication systems; results adversely affected by foreign currency exchange rates; labour relations; risks related to the Company’s credit facility agreement; compliance with laws and regulations affecting public companies; dependence upon the services of key personnel; reduced demand for the Company's products and services and increased expenses due to regulations or changes in regulations; economic conditions; intellectual property protection; and volatility of share price and dividend policy.

The foregoing list of factors that may affect future results is not exhaustive. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We caution readers not to place undue reliance on our forward-looking statements, as a number of factors, including but not limited to the risk factors listed above and further described in section 5 of our 2013 AIF, and in our Circular, could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. We do not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Trademarks
Nordion®, Science Advancing Health®, and GammaFIT™ are trademarks or registered trademarks of Nordion Inc. or its subsidiaries.
TheraSphere® is a registered trademark of Theragenics Corporation used under license by BTG plc.
Bexxar®  is a registered trademark of GlaxoSmithKline Inc.